UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2009

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
1867 Yonge Street, Suite 650, Toronto, Ontario M4S 1Y5
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

This Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 (File No. 333-134552) and any other Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

For Immediate Release

PEACE ARCH® ENTERTAINMENT PROVIDES FURTHER UPDATE REGARDING THE FILING OF ITS FISCAL 2008 FINANCIAL STATEMENTS

TORONTO – August 31, 2009 -- Peace Arch® Entertainment Group Inc. (AMEX:PAE - News) (TSX:PAE.TO - News) today provided an update with respect to the Company’s filing of its audited financial statements for the year ended August 31, 2008.

As previously disclosed, under variable interest entity accounting rules Peace Arch is obligated to consolidate the results of operations of certain single purpose motion picture production companies that Peace Arch does not own but whose pictures Peace Arch distributes. After significant efforts, Peace Arch has been unable to obtain from those entities the financial information that is required by the Company’s auditors to finalize their audit of Peace Arch’s consolidated financial statements for the year ended August 31, 2008. If left unresolved, this limitation on the scope of the audit of the Company’s fiscal 2008 financial statements will result in a qualified opinion from the Company’s auditors.

While the Company is continuing its discussions with the Ontario Securities Commission (“OSC”) regarding this issue, the OSC generally does not accept qualified audit opinions and has informed the Company that it is unlikely to grant an exemption from this requirement at this time. Consequently, the cease trade order issued by the OSC with respect to the trading of the Company’s shares on the Toronto Stock Exchange (“TSX”) will remain in effect until Peace Arch can obtain an unqualified audit opinion or an exemption from the OSC.

On August 18, 2009, the Company was notified by NYSE AMEX LLC (“AMEX”) that AMEX was willing to continue Peace Arch’s listing on AMEX provided that Peace Arch filed with the U.S. Securities and Exchange Commission (“SEC”) its Annual Report Form 20-F by August 31, 2009. Because it has not yet received an unqualified audit opinion, the Company has not yet filed its Annual Report on Form 20-F for fiscal 2008.

Peace Arch is taking several steps to resolve these issues.

First, the Company will continue to use all legal means to try to obtain from the variable interest entities the information that it needs to finalize its fiscal 2008 statements and obtain an unqualified audit opinion.

Second, the Company has begun preparing its statements for the year ending August 31, 2009. At this time the Company expects to obtain an unqualified audit opinion with respect to its fiscal 2009 statements, on which basis the Company believes the OSC will grant an exemption with respect to the qualified opinion for fiscal 2008.

Third, Peace Arch has requested that AMEX grant the Company until September 25, 2009 to file its Annual Report on Form 20-F for the reasons described above.

The Company intends to resume trading on the TSX no later than November 30, 2009 with the filing of its fiscal 2009 statements. However, no assurance can be given that the Company will be able to obtain an unqualified audit opinion for fiscal 2008 or fiscal 2009, that AMEX will grant Peace Arch a further extension, or that the Company will be able to file its Annual Report on Form 20-F for fiscal 2008 by any such extended deadline. If the Company obtains an extension from AMEX and then files its Form 20-F by the extended deadline, the Company will thereafter have to effectuate a reverse stock split in order to comply with AMEX listing requirements.

About Peace Arch Entertainment Group Inc.

Peace Arch Entertainment produces and acquires feature films and television content for distribution to worldwide markets. The Company’s award winning drama “The Tudors” airs on Showtime in the United States and the CBC in Canada, and its lifestyle series “Last 10 Pounds Boot Camp” and “Bulging Brides” both air on The Fine Living Network in the U.S. and Slice in Canada. Peace Arch’s recent feature film releases include “The Mysteries of Pittsburgh” starring Jon Foster, Peter Sarsgaard, Sienna Miller, Mena Suvari and Nick Nolte and “JCVD” starring Jean Claude Van Damme. For additional information, please visit www.peacearch.com.

Forward-Looking Statements

This press release includes statements that may constitute forward-looking statements, usually containing the words “believe,” “estimate,” “project,” “expect,” or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

# # #

John Flock

CEO

Peace Arch Entertainment Group Inc.

310.776.7200

Email: jflock@peacearch.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	September 1, 2009	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.